

Archil Cheishvili · 2nd

CEO at GenesisAI | Harvard University

Greater Boston Area · 500+ connections · **Contact info**

GenesisAI

Harvard University

Experience



CEO

GenesisAI

Sep 2018 – Present · 1 yr 4 mos

Greater Boston Area

GenesisAI is a Machine Learning protocol. On top of this protocol, we are building a marketplace for AI products and services - Amazon for AI. The marketplace connects companies in need of AI services, data, and models with companies interested to monetize their AI tech.



CEO

Palatine Analytics

Sep 2016 – Present · 3 yrs 4 mos

Greater Boston Area

AI-powered employee performance analytics software.

   



VP of Artificial Intelligence

IDFEC

Jul 2018 – Present · 1 yr 6 mos

Venture Capital Firm

Co-Founder

The Bears

2013 – 2017 · 4 yrs

Tbilisi, Georgia

• Sold the company. Made 6x return
• Raised capital and launched high-end restaurant: (https://www.facebook.com/DatvebiRest)
• Created restaurant's concept, performed market research, chose location, oversaw renovation and purchase of kitchen equipment, headed marketing campaign, establ ...**see more**

 დათვები * The Bears, Pub- Restaurant

Investment Associate

Bridgewater Associates

2015 · less than a year

Westport, CT

• Performed comprehensive financial valuation of multiple assets such as equities, bonds, commodities and currencies

- Completed rigorous training in investing and macroeconomics

Education

Harvard University
Bachelor of Arts (B.A.), Economics
2012 – 2016
Activities and Societies: President of Harvard College Entrepreneurship Forum, President and Founder of Harvard College European Business Group, President of Harvard College Natural Resources Group, Member of Harvard Debate Union, Intramural Tennis, Intramural Basketball.

Skills & Endorsements

Entrepreneurship · 49

Endorsed by **Marc Atiyeh and 3 others who are highly skilled at this**

Leadership · 43

Endorsed by **Matias Lancewicki and 3 others who are highly skilled at this**

Public Speaking · 41

Endorsed by **Gabrielle M., who is highly skilled at this**

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